June 13, 2013
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Jeffrey P. Riedler
Assistant Director

RE:	Cellular Dynamics International, Inc. Registration Statement on Form S-1 Filed June 3, 2013 File No. 333-189049
Ladies and Gentlemen:
We are submitting this letter on behalf of Cellular Dynamics International, Inc. (the "Company" or "CDI") in response to comments from the staff (the "Staff”) of the Securities and Exchange Commission (the "Commission") received by electronic mail dated June 10, 2013 relating to the Company's Registration Statement on Form S-1 publicly filed with the Commission on June 3, 2013 (the "Registration Statement"). The numbered paragraph below corresponds to the numbered comment in the Staff's letter and the Staff's comment is presented in bold italics.
General

1.
Staff Comment: We note that you entered into two recent licensing arrangements, including one in May 2013 with Icahn School of Medicine at Mount Sinai to extend your license to their patent portfolio to allow therapeutic use and another with Life Technologies and Sigma-Aldrich granting you rights to certain of their genetic engineering patents. To the extent you are substantially dependent on either of these licensing agreements, please expand your disclosure here and elsewhere in your registration statement as appropriate to describe the material terms of the agreements, and file a copy of the agreement as an exhibit to your registration statement.

Response: The licensing arrangement with the Icahn School of Medicine at Mount Sinai expands a 2009 licensing arrangement to cover the commercial development of cardiomyocyte progenitors for in vivo cell therapeutics and regenerative medicine applications. The Company is not currently offering cardiomyocyte progenitors for in

Securities and Exchange Commission
June 13, 2013

vivo cell therapeutics or regenerative medicine applications, and therefore does not believe it is substantially dependent on this licensing arrangement.
The licensing arrangements with Life Technologies and Sigma-Aldrich relate to genetic engineering. Prior to receiving these licenses, the Company already had the capability to genetically engineer cells. These new licenses simply allow the Company to make use of techniques that make this genetic engineering more efficient. Because these licensing arrangements only give rights to use techniques that enhance the Company’s efficiency in genetically engineering cells rather than give rights that expand its genetic engineering capabilities and because the Company could continue its present product production in the absence of these licensing arrangements, the Company does not believe it is substantially dependent on these licensing arrangements.
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Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

Very truly yours,
GODFREY & KAHN, S.C.
/s/ Dennis F. Connolly

Dennis F. Connolly

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